EXHIBIT 99.05

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of March 31, 2003 and December 31, 2002

and for the Three Months Ended March 31, 2003 and 2002

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

March 31, 2003 and December 31, 2002

(Dollars in Thousands Except Share Data)

	March 31, 2003	December 31, 2002
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $6,179,045 in 2003 and $5,865,467 in 2002)	$6,545,796	$6,223,062
Short-term investments, at cost (approximates fair value)	207,900	287,315
Other (cost of $3,132 in 2003 and $2,415 in 2002)	2,016	1,394

Total investments	6,755,712	6,511,771

Cash	36,160	15,876
Securities purchased under agreements to resell	91,056	57,753
Receivable for securities sold	213	230
Investment income due and accrued	79,752	80,825
Reinsurance recoverable on paid and unpaid losses	5,381	4,842
Prepaid reinsurance	299,400	296,126
Deferred acquisition costs	174,440	174,055
Derivative product assets	1,080,086	1,010,081
Other assets	40,996	43,821

Total assets	$8,563,196	$8,195,380

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Unearned premiums	$2,174,194	$2,137,460
Losses and loss adjustment expense reserve	177,788	172,137
Ceded reinsurance balances payable	11,572	16,930
Obligations under payment agreements	249,810	250,534
Deferred income taxes	234,505	232,269
Current income taxes	68,335	41,375
Notes payable to affiliate	143,655	111,350
Payable for securities purchased	64,973	70,761
Derivative product liabilities	1,044,338	953,772
Other liabilities	105,906	126,729

Total liabilities	4,275,076	4,113,317

Stockholder's equity:
Preferred stock, par value $1,000 per share; authorized shares—285,000; issued and outstanding shares—none	—	—
Common stock, par value $2.50 per share; authorized shares — 40,000,000; issued and outstanding shares—32,800,000 at March 31, 2003 and December 31, 2002	82,000	82,000
Additional paid-in capital	994,889	920,146
Accumulated other comprehensive income	236,891	231,436
Retained earnings	2,974,340	2,848,481

Total stockholder's equity	4,288,120	4,082,063

Total liabilities and stockholder's equity	$8,563,196	$8,195,380

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three Months Ended March 31, 2003 and 2002

(Dollars in Thousands)

	Three Months Ended March 31,
	2003	2002
Revenues:
Financial Guarantee:
Gross premiums written	$201,409	$151,469
Ceded premiums written	(31,168)	(19,549)

Net premiums written	$170,241	$131,920

Net premiums earned	$136,592	$105,212
Other credit enhancement fees	10,364	6,288

Net premiums earned and other credit enhancement fees	146,956	111,500
Net investment income	76,595	72,547
Net realized investment gains (losses)	13,943	(500)
Net mark-to-market losses on credit derivative contracts	(12,176)	(4,071)
Other income	826	1,560
Financial Services:
Interest from payment agreements	3,001	—
Other revenue	5,563	7,242

Total revenues	234,708	188,278

Expenses:
Financial Guarantee:
Losses and loss adjustment expenses	9,800	5,700
Underwriting and operating expenses	22,597	19,060
Interest expense	178	822
Financial Services:
Interest from payment agreements	1,025	—
Other expenses	1,578	1,234

Total expenses	35,178	26,816

Income before income taxes	199,530	161,462

Provision for income taxes	51,271	40,433

Net income	$148,259	$121,029

See accompanying Notes to Consolidated Unaudited Financial Statements

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder's Equity

(Unaudited)

For The Three Months Ended March 31, 2003 and 2002

(Dollars in Thousands)

	2003		2002
Retained Earnings:
Balance at January 1	$2,848,481		$2,386,073
Net income	148,259	$148,259	121,029	$121,029

Dividends declared—common stock	(22,400)		(19,500)

Balance at March 31	$2,974,340		$2,487,602

Accumulated Other Comprehensive Income:
Balance at January 1	$231,436		$80,556
Unrealized gains (losses) on securities, $9,020 and ($40,974), pre-tax, in 2003 and 2002, respectively (1)		5,863		(26,633)
Foreign currency translation loss		(408)		(419)

Other comprehensive income (loss)	5,455	5,455	(27,052)	(27,052)

Comprehensive income		$153,714		$93,977

Balance at March 31	$236,891		$53,504

Preferred Stock:
Balance at January 1 and March 31	$—		$—

Common Stock:
Balance at January 1 and March 31	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$920,146		$928,094
Capital contribution	75,000		—
Capital issuance costs	(1,476)		(607)
Stock-based compensation	1,049		—
Exercise of stock options	170		375

Balance at March 31	$994,889		$927,862

Total Stockholder's Equity at March 31	$4,288,120		$3,550,968

(1) Disclosure of reclassification amount:
Unrealized holding (losses) gains arising during period	($3,200)		($26,349)
Less: reclassification adjustment for net securities gains included in net income	(9,063)		284

Net unrealized gains (losses) on securities	$5,863		($26,633)

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Three Months Ended March 31, 2003 and 2002

(Dollars in Thousands)

	Three Months Ended March 31,
	2003	2002
Cash flows from operating activities:
Net income	$148,259	$121,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	707	704
Amortization of bond premium and discount	97	(1,666)
Current income taxes	26,960	(62,583)
Deferred income taxes	(922)	3,822
Deferred acquisition costs	(385)	(3,946)
Unearned premiums, net	33,460	26,509
Losses and loss adjustment expenses	5,112	3,745
Ceded reinsurance balances payable	(5,358)	(2,436)
Net realized investment (gains) losses	(13,943)	500
Mark-to-market losses on credit derivative contracts	12,176	4,071
Other, net	(28,356)	(8,457)

Net cash provided by operating activities	177,807	81,292

Cash flows from investing activities:
Proceeds from sales of bonds	344,087	79,569
Proceeds from maturities of bonds	82,793	67,497
Purchases of bonds	(732,862)	(232,954)
Change in short-term investments	79,415	35,944
Securities purchased under agreements to resell	(998)	—
Other, net	(12,663)	(5,768)

Net cash used in investing activities	(240,228)	(55,712)

Cash flows from financing activities:
Dividends paid	(22,400)	(19,500)
Capital contribution	75,000	—
Capital issuance costs	(1,476)	(607)
Payment agreements	(724)	—
Short-term financing from affilates, net	32,305	—
Long-term financing from affiliates	—	(7,300)

Net cash used in financing activities	82,705	(27,407)

Net cash flow	20,284	(1,827)
Cash and cash pledged as collateral at January 1	15,876	33,678

Cash and cash pledged as collateral at March 31	$36,160	$31,851

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$15,000	$68,149

Interest expense on notes	$178	$271

Interest expense on payment agreements	$158	$—

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

(Dollars in Thousands)

(1)    Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. Insurance policies insured by Ambac Assurance guarantee payment when due of the principal of and interest on the obligation guaranteed. As of March 31, 2003, Ambac Assurance’s net guarantees in force (principal and interest) were $575,463,129. Ambac Assurance is a wholly-owned subsidiary of Ambac Financial Group, Inc., a holding company whose subsidiaries provide financial guarantee products and financial services to clients in both the public and private sectors around the world.

Ambac Assurance serves clients in international markets through its wholly-owned subsidiary Ambac Assurance UK Limited. Ambac U.K. is licensed to transact credit, suretyship and financial guarantee insurance in the United Kingdom and to offer insurance services into twelve other European countries. Ambac UK is subject to regulation by the Financial Services Authority (“FSA”) in the conduct of its insurance business.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation (generally a fixed income obligation). Upon a credit event, Ambac is required to either (i) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation or (ii), make a payment equivalent to the difference between the par value and market value of the underlying obligation. Substantially all of Ambac’s structured credit derivative contracts are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac Assurance, as the sole limited partner, owns a limited partnership interest representing 90% of the total partnership interests of Ambac Financial Services, L.P., a limited partnership which provides interest rate swaps primarily to states, municipalities and their authorities. The sole general partner of Ambac Financial Services, Ambac Financial Services Holdings, Inc., a wholly-owned subsidiary of Ambac Financial Group, owns a general partnership interest representing 10% of the total partnership interest in Ambac Financial Services. Ambac Financial Services provides interest rate swaps and other derivative products primarily to states, municipalities and their authorities, issuers of asset-backed securities and other entities in connection with their financings. The interest rate swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance through policies that guarantee the obligations of Ambac Financial Services and its counterparties. Total return swaps, which are entered into by Ambac Capital Services, are only used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (continued)

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”) and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Ambac Assurance’s financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the three months ended March 31, 2003 may not be indicative of the results that may be expected for the full year ending December 31, 2003. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in the audited consolidated financial statements of Ambac Assurance and its subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 which was filed with the Securities and Exchange Commission on March 28, 2003 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K.

The consolidated financial statements include the accounts of Ambac Assurance and each of its subsidiaries. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(2)    Accounting Standards

In January 2003, the FASB issued FAS Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the consolidation rules to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 requires variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a variable interest entity. Ambac Assurance is required to adopt the consolidation provisions of FIN 46 on July 1, 2003. Based upon Ambac Assurance’s current assessment, it does not have a significant variable interest in any Variable Interest Entity affected by this Interpretation.

(3)    Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantee products (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate and total return swaps.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (continued)

Ambac’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements, but which are eliminated in the consolidated financial statements. Such premiums are accounted for as if they were premiums to third parties, that is, at current market prices.

The following table is a summary of the financial information by reportable segment as of and for the three months ended March 31, 2003 and 2002:

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (continued)

Three months ended March 31,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2003:
Revenues:
Unaffiliated customers	$226,144	$8,564	$—	$234,708
Intersegment	619	—	(619)	—

Total revenues	$226,763	$8,564	$(619)	$234,708

Income before income taxes:
Unaffiliated customers	$193,569	$5,961	$—	$199,530
Intersegment	619	(619)	—	—

Total income before income taxes	$194,188	$5,342	$—	$199,530

Identifiable assets	$7,305,860	$1,257,336	$—	$8,563,196

2002:
Revenues:
Unaffiliated customers	$181,036	$7,242	$—	$188,278
Intersegment	417	—	(417)	—

Total revenues	$181,453	$7,242	$(417)	$188,278

Income before income taxes:
Unaffiliated customers	$155,454	$6,008	$—	$161,462
Intersegment	417	(417)	—	—

Total income before income taxes	$155,871	$5,591	—	$161,462

Identifiable assets	$5,965,712	$237,336	$—	$6,203,048

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three month periods ended March 31, 2003 and 2002:

	Three Months 2003		Three Months 2002
	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
United States	$157,630	$108,308	$114,053	$87,064
United Kingdom	12,441	7,310	18,417	4,017
Japan	6,592	5,618	4,184	2,860
Mexico	4,355	2,007	4,164	1,956
Australia	4,153	1,334	137	963
Germany	432	1,386	117	765
France	89	194	221	296
Internationally diversified (1)	6,493	13,858	3,533	8,613
Other international	9,224	6,941	6,643	4,966

Total	$201,409	$146,956	$151,469	$111,500

1)	Internationally diversified includes guarantees with multiple locations of risk and includes components of United States exposure.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (continued)

(4)    Stock Options

Ambac Financial Group sponsors the “1997 Equity Plan”, where awards are granted to eligible employees in the form of non-qualified stock options or other stock-based awards. Prior to 2003, Ambac Financial Group accounted for those plans under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective January 1, 2003, Ambac Financial Group adopted the fair value recognition provisions of FAS Statement No. 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted after January 1, 2003. The impact of the adoption of the fair value method of accounting for stock-based compensation expense to Ambac Assurance was approximately $1 million for the three months ended March 31, 2003.